JOHN D. GRAMPA Sr. Vice President Finance and Chief Financial Officer

MATERION CORPORATION

6070 Parkland Boulevard, Mayfield Heights, OH 44124

p 216.383.4905   f 440.720.0868   www.materion.com

August 16, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief

Edward M. Kelly, Senior Counsel

Craig E. Slivka, Special Counsel

Jenn Do

Re:	Materion Corporation

Form 10-K

Filed February 29, 2012

File No. 1-15885

Ladies and Gentlemen:

Materion Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 20, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed February 29, 2012 (the “2011 Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 8

1.

Comment: In your letter dated July 2, 2010, in response to comment 1 in our letter dated June 22, 2010, you indicated you would “disclose, as appropriate and to the extent estimable, the impact of project cancellations, if any, that are material to our operating results, liquidity or financial position for the periods presented.” We note your current disclosure on page 11 that various projects that have been cancelled “had, and will have, a negative impact on our revenue.” Please revise future filings to clarify whether the historical and expected future impact of any cancellations has been material and include appropriate quantified disclosure, when material.

Response:

In future filings, we will clarify whether the historical and expected future impact of any cancellations has been material and include appropriate quantified disclosure, when material.

2.	Comment: Please tell us and revise future filings to clarify how frequently you perform physical inventories and whether the net inventory valuation loss of $3.6 million in the fourth quarter of 2011 was the only adjustment during the fiscal year. Please tell us the gross adjustments made during the fiscal year as a result of physical inventories and explain the underlying reasons for the differences.

Response:

Depending upon the facility, the type of inventory produced, the nature of the operation and the inventory control system and other related internal controls, we will take one or more physical inventories during a given year, while some of our facilities rely upon cycle counts that are taken throughout the entire year.

The purpose of the inclusion of the referenced risk factor in the 2011 Form 10-K was to discuss the risks inherent in holding, manufacturing and refining precious metals. The gross loss of $3.6 million resulted from a physical observation at our precious metal facilities taken in the fourth quarter of 2011. The results from all of the physical observations taken earlier in the year at precious metal or other facilities were in line with expectations and were not material to our consolidated results. Due to our internal control processes, operating procedures (which include robust physical safeguards) and the nature of our physical inventory observation procedures at our precious metal facilities, we do not expect a significant physical inventory loss in precious metals. However, given the volume of precious metal processed, losses of small quantities of metal or a discrepancy of a relatively small percentage of the throughput could potentially materially impact our earnings. The rapid rise in metal prices in recent years has increased this exposure accordingly.

After the physical observation taken in the fourth quarter of 2011 indicated that there was a loss, we scheduled and conducted a second physical observation during the quarter to validate the results and to eliminate the possibility that the loss was due to an improper count. We also formed a cross functional team to analyze our procedures, and the team identified various operating deficiencies as sources for the loss.

Our refine and reclaim operations, while a small portion of our precious metal business, has been growing in significance. During 2011, we expanded our metal reclaim operations by adding equipment and hiring new people. This expansion and the associated impact on our operations contributed to deviations in our results. The team also concluded that the assay process (a technique that determines the amount of precious metal in a chemical solution and the source for recording transactions) used in the reclaim operations was not as precise as required. A more precise assay procedure was subsequently implemented within our reclaim operations.

In future filings, we will disclose the relative impact of physical inventory results when material to the comparison of results between periods.

3.	Comment: Regarding the risk factor on page 16 about being a holding company and relying on funds from your subsidiaries, in future filings, please clarify to state, it true, that no significant amount of net assets are currently restricted under existing legal and contractual provisions. Alternatively, quantify the amount of restricted net assets, if material. We note your letter dated July 2, 2010, in response to comment 10 in our letter dated June 22, 2010.

Response:

In future filings, we will clarify that no significant amount of net assets are currently restricted under existing legal and contractual provisions or, if the amount of restricted net assets becomes material, we will quantify the amount of such assets.

Management’s Discussion and Analysis, page 24

Working Capital, page 40

4.	Comment: On page 41 you explain the increase in inventories in part by noting percentage changes in inventories at the segment level with description of underlying reasons. In future filings, please quantify the dollar impact on inventories for the segments so the reader can understand the magnitude of the impact of the reasons described.

Response:

We provide comments on changes in segment inventory levels to provide additional insight and supplemental information relative to inventory movements when warranted. In future filings, we will quantify the dollar impact on inventories for our segments so the reader can understand the magnitude of the impact of the reasons described, to the extent such impact is material.

Critical Accounting Policies, page 48

5.	Comment: We note your disclosure on page 50 in your pension critical accounting policy that the projected cash contribution to be made to your pension plans will be $11.2 million in 2012. Given the unfunded status of your pension plans is material to your consolidated financial statements, please revise future filings to: i) address the materiality of the payment to your results of operations and cash flows and/or liquidity; and ii) discuss the unfunded status of the plan and the potential impact on future operations.

Response:

In future filings, we will address the materiality of the annual pension plan contribution to our results of operations and cash flows and/or liquidity and discuss the unfunded status of the plan and the potential impact on future operations.

Note G – Leasing Arrangements, page 73

6.	Comment: In your letter dated July 2, 2010, in response to comment 9 in our letter dated June 22, 2010, you stated that you would disclose whether you were in compliance with the restrictive covenants under your facility lease. Please confirm to us that you were in compliance therewith as of December 31, 2011, and revise future filings accordingly.

Response:

We were in compliance with the restrictive covenants under the facility lease as of December 31, 2011, and we will revise future filings accordingly to indicate as such.

Note J – Contingencies and Commitments, page 83

7.	Comment: You state the resolution of future beryllium proceedings is not expected to have a material adverse effect on financial condition or cash flow but could materially affect results of operations. In future filings, please disclose the amount or range of reasonably possible losses in addition to any amounts accrued or disclose that the amount cannot be estimated. Alternatively, you can disclose that any amount in addition to the amount accrued is not material to the financial statements, if true. However, a statement that it would not be material to the balance sheet but could be to the income statement does not satisfy the disclosure requirement of ASC 450-20-50. Please note you can aggregate the dollar amount of the reasonably possible range of loss with similar contingencies.

Response:

In the past, one of our subsidiaries, Materion Brush Inc. (formerly known as Brush Wellman Inc.), was a defendant in multiple beryllium proceedings, but as of the date hereof, neither the Company nor any of its subsidiaries is a party to any beryllium proceeding. If any new beryllium proceedings are initiated and we determine we need to provide disclosure regarding such proceedings, we will provide any disclosures regarding such proceedings required by ASC 450-20-50 in future filings.

8.	Comment: You state on page 84 that it is possible that additional environmental losses may occur beyond the current reserve balances, “the extent of which cannot be estimated.” It is not clear whether you mean the aggregate amount of additional losses cannot be estimated or whether the amount of reasonably possible loss cannot be estimated for each site or activity where an amount in addition to the amount accrued may be material to the financial statements. Please clarify. Also, (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure for specific material environmental matters and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of loss would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Response:

We record an environmental loss reserve when it is determined that a loss for a specific site is probable and estimable. The reserve is recorded at the best estimate based upon a review of the current facts and circumstances for each of the identified sites. If we cannot determine a best estimate, we will record the reserve at the low end of the reasonable range. In determining reserve balances, we evaluate the nature of the site and the extent of the potential remediation, the course of actions to be considered or taken (if known), regulatory requirements, the costs of similar activities, test results, applicable remediation technologies and other factors. Our staff environmental engineers will work with outside consultants to develop work plans, analyze ongoing sampling results, revise strategies and develop cost estimates. As the facts and circumstances change, the applicability of the existing reserve will be reviewed to determine if the applicable range of costs or the best estimate should be revised accordingly on a quarterly basis. Based upon our current understanding of the facts and circumstances of the identified and reserved sites, we do not believe that it is reasonably possible that the resolution of these sites will be at a cost that is materially in excess of the current reserves.

The referenced disclosure on page 84 that it is possible that additional environmental losses may occur beyond the current reserve balances, “the extent of which cannot be estimated” refers to the portion of our environmental reserve that relates to the aggregate amount of losses for sites that are in the preliminary stage of investigation. Given the nature of environmental remediation, the ultimate loss contingency cannot necessarily be estimated until the site investigation work is complete and the work plans are developed and in some instances until the actual remediation work has begun. In the event that a future loss contingency exceeds the amounts currently accrued, the recording of the ultimate liability may result in a material impact on the results of operations in the period in which the additional costs are accrued. At the present time, we do not believe that the potential ultimate liability for environmental matters will have a material impact on our financial condition or liquidity due to the extended period of time during which environmental remediation normally takes place.

We will revise our future disclosures to include disclosures substantially as follows:

The Company has an active program for environmental compliance that includes the identification of environmental projects and estimating their impact on the Company’s financial statements and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. The Company records reserves for the probable costs for identified environmental remediation projects. The Company’s staff environmental engineers perform routine on-going analyses of the remediation sites and will use outside consultants to assist in their analyses from time to time. Accruals are based upon their analyses and are established at either the best estimate or, absent a best estimate, at the low end of the estimated range of costs. The accruals are revised for the results of on-going studies, changes in strategies, inflation and for differences between actual and projected costs. The accruals may also be affected by rulings and negotiations with regulatory agencies. The timing of payments often lags the accrual, as environmental projects typically require a number of years to complete.

The environmental reserves recorded represent the Company’s best estimate of what is reasonably possible and cover existing or currently foreseen projects based upon the current facts and circumstances. The Company does not believe that the cost to resolve environmental matters for sites where the investigative work and work plan development are substantially complete will be materially different than what has been accrued while the ultimate loss contingency for sites that are in the preliminary stages of investigation cannot be reasonably determined at the present time. As facts and circumstances change, the ultimate cost may be revised and the recording of that additional cost may be material in the period in which the additional costs are accrued. The Company does not believe that the ultimate liability for environmental matters will have a material impact on its financial condition or liquidity due to the extended period of time during which environmental remediation normally takes place.

Exhibit (4c)

9.	Comment: We note that you incorporate by reference exhibit 10.1 to the Current Report on Form 8-K filed on July 18, 2011. We note also that you did not file all attachments to that exhibit. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile exhibit 10.1 with all attachments.

Response:

We refiled exhibit 10.1 with all attachments in our Quarterly Report on Form 10-Q for the second quarter of 2012.

Form 10-Q for the period ended March 30, 2012

Management’s Discussion and Analysis, page 12

10.	Comment: We note the increase in accounts receivable of 18% during the first quarter of 2012, compared to a sales increase of only 6%. Given accounts receivable had a material impact on your operating cash flows, please revise future quarterly filings to quantify DSO and provide explanations of material variances therein, in addition to providing such information in your Forms 10-K. We note the limited disclosure made on page 20. Please also explain any historical and expected seasonal changes in accounts receivable.

Response:

In future quarterly filings, when the DSO has a material impact on the comparison of accounts receivable between periods, we will quantify the DSO and provide explanations of material variances therein, in addition to providing such information in our Forms 10-K. Historically, we have not experienced significant seasonal changes in accounts receivable. At this time, we do not believe the 18% increase during the first quarter of 2012 was a result of seasonality, and we do not expect seasonal changes in accounts receivable to occur in the future.

*    *    *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-383-4905.

Very truly yours,

/s/ John D. Grampa

John D. Grampa Senior Vice President Finance and Chief Financial Officer

cc: Michael J. Solecki, Esq.